

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

Jeffrey DeNunzio
Chief Executive Officer
Fast Track Solutions, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

      Re: Fast Track Solutions, Inc.
          Amendment No. 3 to Form 10-12G
          Filed May 10, 2021
          File No. 000-56262

Dear Mr. DeNunzio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 3 to Form 10-12G filed May 10, 2021

Business, page 3

1. Please clarify that the company's common stock is quoted on the Pink markets or advise.

2. Please describe in greater detail why you believe the reorganization did not involve a sale of common stock. Also disclose how many shareholders received securities and whether any of these shareholders were accredited investors as defined in Rule 501 of Regulation D.

3. Please disclose whether Sauer Energy, Inc. was a shell company, as defined in Rule 12b-2.

Jeffrey DeNunzio
Fast Track Solutions, Inc.
May 17, 2021
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction